# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TGE Value Creative Solutions Corp, CIK 0002079933
CUSIP: G8773E126
Title of class of securities: Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant
Address of issuer's principal executive offices: 66 RUE JEAN-JACQUES ROUSSEAU, PARIS, France (I0), 75001
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000895421

## Reporting persons
- Morgan Stanley: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,100,000; sole dispositive power 0; shared dispositive power 1,100,000; aggregate amount beneficially owned 1,100,000 (7.3% of the class)
- Morgan Stanley AIP GP LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,100,000; sole dispositive power 0; shared dispositive power 1,100,000; aggregate amount beneficially owned 1,100,000 (7.3% of the class)

## Item 1. Issuer
Name of issuer: TGE Value Creative Solutions Corp
Address of issuer's principal executive offices: 66 RUE JEAN-JACQUES ROUSSEAU, PARIS, I0, 75001

## Item 2. Person Filing
Name of person filing: 1: Morgan Stanley 2: Morgan Stanley AIP GP LP
Address of principal business office or, if none, residence: 1: 1585 Broadway, New York, NY 10036 ;2: One Tower Bridge 100 Front Street, Suite 400 West Conshohocken, PA 19428
Citizenship: 1: Delaware 2: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: 7.3
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

* In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan
Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS
Reporting Units in accordance with the Release.

## Exhibits
EXHIBIT NO. EXHIBITS
------------------ ------------------------------------

99.1 Joint Filing Agreement

99.2 Item 7 Information

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

## Signatures
- Morgan Stanley: Claire Gordon, Authorized Signatory, Morgan Stanley (03/06/2026)
- Morgan Stanley AIP GP LP: Craig Krasinski, Authorized Signatory, Morgan Stanley AIP GP LP (03/06/2026)